January 11, 2008

Mail Stop 7010

By U.S. Mail and facsimile to (804)788-1884

Don L. Blankenship
Chairman, President and Chief Executive Officer
Massey Energy Company
4 North 4th Street
Richmond, Virginia 23219

> **Re:** **Massey Energy Company**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 19, 2007**
> **File No. 001-07775**

Dear Mr. Blankenship:

We have reviewed your response letter dated October 19, 2007, and have the following comments. Please respond to our comments by January 25, 2008, or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

Annual Incentive Program, page 20

1. We note your response to our prior comments 7 and 12. Although the targets for 2006 were not met, you indicate that some of the named executive officers were awarded a discretionary bonus based on individual performance. Please specify the aspects of such named executive officers' individual performance that were considered in awarding the bonuses.

Long-Term Incentive Program, page 23

2.   We note your response to prior comment 9. In your response, you indicate that the Compensation Committee determined the levels of LTIP compensation based on a variety of factors, including past accomplishments and expected contributions. Please revise your future disclosure to further describe the past accomplishments and expected contributions of each individual named executive officers considered in establishing the LTIP amount for 2006 at the given levels.

3.   We note your response to prior comment 10. You assert that disclosure of the earning projections could result in competitive harm because it would offer valuable insight in your expectations regarding future earnings, thereby resulting in your competitors capitalizing from the information, by commencing plans to open or shut down mines in your markets and by obtaining insight into future availability of labor. We note that other information you generally make available to the public can have a similar effect. Please further elaborate on your argument to explain the basis for believing that the release of the information could have the asserted effects. Also discuss the reasons for believing that the information you seek to keep confidential is not material to the understanding of your compensation determinations.

Please contact me at (202) 551-3687 with any questions.

Sincerely,

Carmen Moncada-Terry
Attorney Advisor